Exhibit 99.1

Excerpts from the Preliminary Offering Memorandum of Seadrill Limited dated July 11, 2023

Summary

Company Overview

Seadrill Limited (the “Company”, “Seadrill”, “we”, “us”, or “our”) is a leading offshore drilling company that provides services worldwide to the oil and gas industry. Our primary business is the ownership and operation of mobile offshore drilling units (“MODUs”) for operations in shallow to ultra-deepwater in both benign and harsh environments. Our primary focus is the ultra-deepwater market, targeting opportunities in water depths of up to 12,000 feet. As of June 30, 2023, we had a market capitalization of approximately $3.3 billion based on 79,866,541 common shares (“Shares”) outstanding.

We are recognized for providing high quality operations in some of the most challenging sectors of the offshore drilling industry. We contract our MODUs to drill and complete oil and gas wells for our customers on a dayrate basis. Typically, our customers are oil super-majors, state-owned national oil companies, and independent oil and gas companies. As of March 31, 2023 and pro forma for the Merger (as defined below), approximately 68% of our total backlog revenue was accounted for by five customers: Petrobras, ConocoPhillips, Equinor, Harbour Energy (formerly, Premier Oil) and LLOG Exploration.

As of March 31, 2023, we employed approximately 2,500 employees across the globe and have operations across key strategic hydrocarbon basins.

The Merger

On April 3, 2023, we completed our previously announced acquisition of Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), pursuant to that certain Agreement and Plan of Merger, dated December 22, 2022, by and among the Seadrill, Aquadrill and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”) which resulted in Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one harsh environment semi-submersible and three tender-assist units.

Contract Backlog

As of March 31, 2023, on a pro forma basis for the Merger, our contract backlog was approximately $2.6 billion, which has not been adjusted for the potential sale of the jack-up rigs known as the West Castor, West Telesto, and West Tucana (the “Qatar Jack-Up Fleet”) and the sale of the West Vencedor, T-15, and T-16 (the “Tender-Assist Units”). The contract backlog related to the Qatar Jack-Up Fleet and the Tender-Assist Units was $54.7 million. We maintain a strong footprint in the “Golden Triangle”—the U.S. Gulf of Mexico, Brazil, and West Africa—as well as in Norway.

As of March 31, 2023, our contract backlog through the fiscal year ending 2028 is as follows:

Contract backlog contracted revenue (in $ millions)(1)	2023	2024	2025	2026+
Floaters	$943	$718	$354	$74

Harsh Environment	$153	$101	$73	$163
Other (including non-core rigs and management contract revenues)	$22	14	4	$—

(1)

The contracted revenue has not been adjusted for the potential sale of the Qatar Jack-Up Fleet and the sale of the Tender-Assist Units. The contract backlog contracted revenues related to the Qatar Jack-Up Fleet and the Tender-Assist Units was $54.7 million.

Our Fleet

Our relatively modern fleet, one of the most technologically advanced in the industry, with an average fleet age of 11 years, is well positioned in the market compared to other major offshore drillers. As of June 30, 2023, the total market value (based on the midpoint of broker valuations) of our owned fleet was $4.6 billion, comprising 22 drilling units (including drilling units acquired as part of the Merger with Aquadrill), which includes 12 floaters (comprising seven 7th-generation drillships, three 6th-generation drillships and two benign environment semi-submersible units), three harsh environment rigs, four benign environment jackups and three tender-assist rigs.

For the three months ended March 31, 2023, the economic utilization of our rigs was approximately 95%.

Owned fleet

The following table presents certain information relating to our owned fleet as at June 30, 2023.

Unit	Segment Category	Rig type	Year built	Water depth (feet)	Drilling depth (feet)	Location as at June 30, 2023	Estimated month of rig availability(1)
West Saturn	Floaters	Drillship	2014	12,000	37,500	Brazil	Nov. 2026
West Auriga*	Floaters	Drillship	2013	12,000	37,500	U.S. Gulf of Mexico	Mar. 2024
West Vela*	Floaters	Drillship	2013	12,000	37,500	U.S. Gulf of Mexico	Apr. 2024
West Tellus	Floaters	Drillship	2013	12,000	37,500	Brazil	Feb. 2026
West Carina	Floaters	Drillship	2015	12,000	37,500	Brazil	Nov. 2025
West Neptune	Floaters	Drillship	2014	12,000	37,500	U.S. Gulf of Mexico	Oct. 2024
West Jupiter	Floaters	Drillship	2014	12,000	37,500	Brazil	Nov. 2025
West Capella*	Floaters	Drillship	2008	10,000	37,500	Indonesia	Sep. 2024
West Gemini	Floaters	Drillship	2010	10,000	37,500	Angola	Jun. 2025
West Polaris*	Floaters	Drillship	2008	10,000	37,500	India	Sep. 2023
West Phoenix	Harsh environment	Semi- submersible	2008	7,500	30,000	Norway	Aug. 2024
Sevan Louisiana	Floaters	Semi- submersible	2013	10,000	35,000	U.S. Gulf of Mexico	Jan. 2024
West Elara	Harsh environment	Jackup	2011	492	40,000	Norway	Apr. 2028
West Aquarius*	Harsh environment	Semi- submersible	2009	10,000	35,000	Norway (stacked)	Available
West Eclipse	Floaters	Semi- submersible	2011	10,000	40,000	Namibia (stacked)	Stacked
West Vencedor*	Tender-Assist Rigs	Semi- submersible	2009	6,500	30,000	N/A (stacked)	Stacked
T-15*	Tender-Assist Rigs	Barge	2013	6,000	20,000	Thailand	Jan. 2024
T-16*	Tender-Assist Rigs	Barge	2013	6,000	20,000	N/A (stacked)	Available
West Prospero	Jackups	Jackup	2007	400	30,000	Malaysia (stacked)	Stacked
West Castor	Jackups	Jackup	2013	400	33,000	Qatar	Jun. 2023
West Tucana	Jackups	Jackup	2013	400	35,000	Qatar	Sep. 2025
West Telesto	Jackups	Jackup	2013	400	35,000	Qatar	Jun. 2025

*

Indicates rigs that were acquired from Aquadrill LLC upon the closing of the Merger on April 3, 2023, as further described herein. On June 21, 2023, the Company announced that it has entered into a purchase agreement for the sale of the West Vencedor, T-15 and T-16 to certain affiliates of Energy Drilling Pte. Ltd. On June 26, 2023, the Company announced that it is in active discussions to sell the Qatar Jack-Up Fleet (as defined below) and certain subsidiary equity interests related thereto.

(1)

Estimated month of rig availability reflects certain options that have been exercised in connection with the West Gemini, West Capella, and West Tucana, and a well variation for the West Vela, since May 23, 2023. Rigs listed as “available” are actively seeking contracts and include rigs that are cold stacked or in the process of being cold stacked. Rigs listed as “stacked” in the location column are idle without a contract, and have reduced or no crew.

In addition to our owned fleet, we manage two floaters, the Libongos and Quenguela, as part of a joint venture with Sonangol.

We categorize the drilling units in our fleet as floaters, harsh environment and jackups. As previously disclosed in the notes to our financial statements, these categories were our operating segments until December 31, 2022. However, following the sale of sale of seven jackup rigs (the “KSA Business”) to ADES Arabia Holding Ltd., our organizational structure has been simplified, consolidating our operations into a single organization. As a result, since January 1, 2023 we have updated the reportable segments disclosed externally from Harsh Environment, Floaters, and Jackups to a single operating segment.

Floaters

Our floaters segment encompasses our drillships and semi-submersible rigs designed for operation in benign environments.

Drillships

Drillships are self-propelled monohulls equipped for drilling offshore in water depths up to 12,000 feet that generally dynamically position over the well site via a computer-controlled thruster system. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, our drillships operate with crews of 120 to 160 people. Our owned fleet consists of seven 7th-generation drillships (which are capable of drilling in water depths up to 12,000 feet) and three 6th-generation drillships capable of drilling in water depths up to 10,000 feet. In addition, we manage two 7th-generation drillships.

Semi-submersible drilling rigs

Our semi-submersibles are self-propelled vessels consisting of an upper working and living quarters deck connected to a lower hull consisting of columns and pontoons. Such MODUs operate in a “semi-submerged” floating position in which the lower hull is below the waterline and the upper deck stands well clear above the surface of the ocean by virtue of an air gap. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.

Semi-submersible rigs can be conventionally moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with mooring lines and anchors and typically operate in water depths ranging up to (and in some cases beyond) 5,000 feet. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths up to 10,000 feet. Depending on country of operation, our semi-submersible rigs generally operate with crews of 110 to 130 people. Our owned fleet consists of two semi-submersible drilling rigs floaters, suitable for benign environments, and capable of operating in water depths of 10,000 feet.

Harsh Environment

Harsh environment rigs include both semi-submersibles and jackups that have a number of design modifications to be able to handle weather conditions encountered in more northern and southern latitudes such as the North Sea, Canada, South Africa and the Great Australian Bight. Compared to benign environment rigs, these modifications include increased variable load to reduce the need for resupply, increased air gap to increase wave clearance, increased automation, changes in the structure and geometry of the legs or columns to withstand or decrease wind and wave loads, and enhanced motion-response characteristics generally. Harsh environment rigs tend to be larger, heavier and more expensive to construct than benign environment rigs. Our owned fleet of harsh environment rigs consists of two semi-submersible rigs (capable of operating at water depths of 7,500 feet and 10,000 feet respectively) and one jackup rig (capable of drilling in water depths of up to 492 feet).

Jackup Rigs

Jackup rigs are mobile, self-elevating MODUs equipped with legs that are lowered to the seabed. A jackup rig is mobilized to the drill site with a heavy lift vessel or wet towed with tug boats. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated to an approximate operational airgap of 50 to 100 feet depending on the expected environmental forces. After completion of the drilling operations, the hull is lowered to floating draft, the legs are raised and the rig can be relocated to another drill site. Jackups are generally suitable for water depths of 450 feet or less and operate with crews of 80 to 110 people. Our owned fleet consists of four jackup rigs, suitable for benign environments, and capable of drilling in water depths of approximately 400 feet.

Competitive Strengths

We believe the following strengths support our competitive position in the offshore drilling market:

•

Our globally diversified and technologically advanced fleet is among the most modern in our industry and is strategically positioned for growth. Our modern fleet composition, global footprint and proven operational track record, combined with our diverse customer base, places us in a strong position to secure new drilling contracts. All of our rigs were built after 2007 and our fleet has an average age of 11 years, ranking among the youngest in the industry. Our fleet also features advanced technology, with all ten of our drillships featuring dual-drilling packages, four of our drillships being outfitted with dual blow-out preventors, and six MODUs having managed-pressure drilling systems. In addition to our modern, technologically advanced fleet, we are strategically positioned in high demand regions, including the “Golden Triangle” (i.e., the U.S. Gulf of Mexico, Brazil and West Africa), the North Sea, the Middle East and Southeast Asia (including India). By clustering assets in core strategic basins, we are able to reduce costs, and likewise benefit from increased synergies and greater economies of scale.

•

We maintain a strong contract backlog, supported by an established and diverse customer base. We have strong relationships with our customers that are based on trust in our people, our operational track record and the quality and reliability of our assets. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. Our all-stock acquisition of Aquadrill, completed in April 2023, enhanced our fleet and scale and further strengthened our position in key basins. Our contract backlog on a pro forma basis for the Merger was approximately $2.6 billion as of March 31, 2023, and includes contracts with operators in the Golden Triangle and Norway. Our contract backlog on a pro forma basis has not been adjusted for the potential sale of the Qatar Jack-Up Fleet and the sale of Tender-Assist Units. The contract backlog related to the Qatar Jack-Up Fleet and the Tender-Assist Units was $54.7 million. Approximately $1.9 billion of our backlog is located in the Golden Triangle. We believe that growth in demand for drillships has driven increasing tightness in the supply-demand balance, particularly ultra-deepwater 6th- and 7th-generation drillships in the Golden Triangle. With a strong backlog and diversity across regions and customers, we are well positioned for re-contracting into an improving market in 2024 and beyond.

•

We have a strong balance sheet, underpinned by our low leverage and an attractive liquidity profile. Since emerging from Chapter 11 in February 2022, we have reduced our indebtedness significantly, resulting in an industry-leading leverage profile. Our strong cash position of $426 million of cash and cash equivalents as of March 31, 2023 (pro forma for the Merger), combined with our announced undrawn $225 million credit facility, creates an attractive liquidity profile. Our commitment to low leverage is demonstrated by our recent prepayments under certain of our credit facilities, totaling $161 million (including $153 million in debt principal) during the three months ended March 31, 2023.

•

We have an unwavering commitment to safety, sustainability and the environment. We have a track record of operational excellence and safety. We believe that the combination of our modern, quality drilling units and highly skilled workforce allows us to provide our customers with safe and efficient operations. We value the health, safety, and security of our workforce and the communities in which we operate, as evidenced by our Total Recordable Incident Rate of 0.42 for 2022. Furthermore, as part of our overall environmental, social and governance focus, we seek to behave responsibly towards our shared environment and continue to commit resources to improving our environmental programs with a drive to reduce our overall carbon footprint. For instance, according to the Carbon Disclosure Project, we are one of the joint top-ranked offshore drillers with a ‘B’ ranking for 2022.

•

Experienced management team. Our management team has extensive experience in the oil and gas and drilling services industries and has held leadership positions at other leading offshore drilling. Their strong reputation for superior execution and prudent financial management combined with their previous experience has allowed us to strategically transform our business since our emergence from Chapter 11 in February 2022. Our management team continues to leverage its decades of industry experience to identify and complete transformative strategic initiatives, as represented by our divestment of non-core assets (e.g. Saudi Arabia jack-up business and Paratus Energy in Mexico), the listing of our Shares on public exchanges (e.g. the New York Stock Exchange and the Oslo Børs), our enhancement of our scale in floaters (e.g., the recently completed Merger with Aquadrill) and other strategic actions. We believe that our management team’s significant experience, technical expertise and strong client relationships enhance our ability to deliver superior deepwater drilling services to our clients and effectively operate on a global basis.

Business Strategies

Our vision is to set the standard in offshore drilling. We deliver this vision by following our strategic priorities:

•

Promote operational excellence, sustainability, and safety. We are focused on delivering first class operations while maintaining a strong commitment to health, safety and the environment. To execute on our commitment, we draw on our technologically advanced fleet in combination with a motivated, highly skilled and experienced workforce. Our aim is to deliver drilling services to our customers responsibly and with a low carbon footprint for our industry. To do so, we remain committed to adopting greenhouse gas-reducing technologies. Seadrill has developed the first methanol injection system for an offshore drilling rig, which helps to improve energy efficiency and reduce fuel consumption. Our best-in-class workforce is integral to the development of safe and efficient operations for our customers. We invest in the training of our employees through the Seadrill Development Academy, a program that utilizes a state-of-the-art drilling simulator to teach safe drilling practices. Our world-class safety standards are evidenced by our strong track record of operational excellence and safety.

•

Invest in the technological capabilities of our drilling units. We continue to invest in creating and maintaining a technologically advanced and modern fleet. Our fleet’s high specifications are a key competitive advantage and help us provide differentiated services for our customers. Our seven 7th-generation drillships are capable of drilling in water depths of up to 12,000 feet, and our three 6th-generation drillships are capable of drilling in water depths of up to 10,000 feet. We have 10 dual-activity drillships, seven of which are of 7th-generation design, which typically have better specifications and deliver superior contract economics as a result. We continue to be a market leader in managed-pressure drilling with six MODUs utilizing this adaptive drilling technology. We are continually investing in the technological advancement of our fleet as an integral part of our strategy. For instance, the West Saturn, a 7th-generation drillship, is one of the most highly automated rigs in the industry.

•

Strong Relationships. We have established robust, long-term relationships with key players in the industry and we will seek to deepen and strengthen these relationships further. We strive to provide the best possible service to our customers and to be valued partners in their success. For the quarter ended March 31, 2023, our five largest customers, Sonadrill, Petrobras, Var Energi, LLOG and Talos, accounted for approximately 80% of our revenues in the aggregate.

•

Continue refining and enhancing our fleet. We remain focused on aligning our fleet toward our core strengths in the ultra-deepwater drilling segment. During the last year, we announced two transformative transactions in line with this strategy which we believe will help create value for all Seadrill stakeholders. We believe in an active fleet management approach including value accretive divestitures to continue high-grading and aligning our fleet with the Seadrill strategy. We continue to evaluate additional potentially value-accretive additions and divestitures, with a focus on creating value for all stakeholders while maintaining our capital structure targets.

•

Sustainable financial position. We seek to maintain a conservative balance sheet with a strong liquidity profile to sustain the company through potentially volatile industry cycles. To support this strategy, we have focused in the past year on certain initiatives aimed at reducing our indebtedness and enhancing our liquidity, including divesting our Saudi business and prepaying portions of our Second Lien Facility.

•

Disciplined approach to capital allocation. We have developed capital allocation principles and are installing a capital allocation framework based on those principles which will be designed to prioritize a conservative capital structure and liquidity position, focused capital investment in our fleet, and returns to our shareholders. Within this framework, we intend to maintain a net leverage target of not more than 1.0x under current market conditions, with a maximum through-cycle net leverage target of not more than 2.0x. We also intend to maintain a strong liquidity position in order to provide resilience even in a downturn scenario by establishing a target minimum cash-on-hand of $250 million. Further, we intend to evaluate the potential for accretive additions in our core asset categories. So long as we are able to meet our net leverage and liquidity targets on a forward-looking basis, as well as comply with our credit facility covenant requirements, we would seek to provide a return to our shareholders of at least 50% of Free Cash Flow (defined as cash flows from operating activities minus capital expenditures) in the form of share repurchases and/or dividends. We will consider additional returns to shareholders from the proceeds of any asset sales in the absence of identified, accretive opportunities. Dividends and share repurchases will be authorized and determined by our Board of Directors in its sole discretion and depend upon a number of factors, including those described above, our future prospects, market trend evaluation and such other factors as our Board of Directors may deem relevant. We can provide no assurance that we will pay dividends or make share repurchases in accordance with our capital allocation framework and our shareholder return goals or at all, nor can we provide assurance regarding our Free Cash Flow measurement periods or potential dividend or repurchase dates.

Risk Factors

The integration of the businesses and properties we have acquired or may in the future acquire could be difficult, and may divert management’s attention away from our existing operations.

The integration of the businesses and properties we have acquired, including via the Merger, or may in the future acquire, could be difficult, and may divert management’s attention and financial resources away from our existing operations. These difficulties include:

•	the challenge of integrating the acquired businesses and properties while carrying on the ongoing operations of our business;

•	the challenge of inconsistencies in standards, controls, procedures and policies of the acquired business;

•	potential unknown liabilities, unforeseen expenses or higher-than-expected integration costs;

•	attempts by third parties to terminate or alter their contracts with us, including as a result of change of control provisions;

•	an overall post-completion integration process that takes longer than originally anticipated;

•	potential lack of operating experience in a geographic market of the acquired properties; and

•	the possibility of faulty assumptions underlying our expectations.

If management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our ability to realize potential synergies and could suffer and, as a result, our business and financial condition could be negatively impacted. Our future success will depend, in part, on our ability to manage our expanded business, which may pose substantial challenges for management. We may also face increased scrutiny from governmental authorities as a result of the increase in the size of our business. There can be no assurances that we will be successful in our integration efforts.

Liquidity

Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditures for rig upgrades and reactivation projects, timing of payments for operating costs, and other obligations.

As of March 31, 2023 Seadrill had total available liquidity of $616 million ($789 million on a pro forma basis for the Merger), which consisted of cash and cash equivalents, including restricted cash, of $491 million ($664 million on a pro forma basis for the Merger) and available borrowings under our revolving credit facility of $125 million. The below table shows cash and restricted cash balances, and total available liquidity, as of each date presented.

	Historical		Pro Forma
(In $ millions)	March 31, 2023	December 31, 2022	March 31, 2023
Unrestricted cash	376	480	426
Restricted cash	115	118	119

Cash and cash equivalents, including restricted cash	491	598	545

Undrawn revolving credit facility	125	125	125
Total available liquidity	616	723	670

Management’s Discussion and Analysis of Financial Condition and Results of Operation for Aquadrill

INTRODUCTION

Aquadrill LLC is a limited liability company incorporated under the laws of the Republic of the Marshall Islands and is the successor reporting company to Seadrill Partners LLC (“Seadrill Partners”, “SDLP”, or “SDLP Group”). The following discussion is intended to assist the reader in understanding Aquadrill’s financial position at December 31, 2022 (Successor), and Aquadrill’s results of operations for the year ended December 31, 2022 (Successor), the period from May 25 through December 31, 2021 (Successor), and the period from January 1 through May 24, 2021 (Predecessor).

References herein to the term “Predecessor” refer to the financial position and results of operations of Seadrill Partners prior to, and including, May 24, 2021. This is also applicable to terms “Seadrill Partners”, “SDLP”, or “SDLP Group” in context of events prior to and including Aquadrill’s emergence from Chapter 11 Proceedings on May 24, 2021.

References herein to the term “Successor” refers to the financial position and results of operations of Aquadrill after May 24, 2021. This is also applicable to the term “Aquadrill” in context of events after Aquadrill’s emergence from Chapter 11 Proceedings on May 24, 2021.

As of December 31, 2022, Aquadrill owned a fleet of 8 drilling units, including 4 drillships, 1 semi-submersible rigs and 3 tender rigs. As of December 31, 2021, Aquadrill owned and operated a fleet of 9 drilling units, including 4 drillships, 2 semi-submersible rigs and 3 tender rigs.

SIGNIFICANT EVENTS

Merger with Seadrill

On April 3, 2023, we completed our previously announced acquisition of Aquadrill, pursuant to the Merger Agreement by and among the Company, Aquadrill and Merger Sub. In accordance with the Merger Agreement, Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill. In connection with the Merger, Seadrill issued approximately 29.9 million of its Shares to Aquadrill unitholders and equity award holders, representing approximately 37% of the post-Merger issued and outstanding Shares of Seadrill. As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one harsh environment semi-submersible and three tender-assist units.

Chapter 11 Proceedings, Emergence from Chapter 11 and Fresh Start Accounting

Overview

Since 2017, Seadrill Partners LLC and its debtor affiliates (collectively, the “Debtors,” and together with Seadrill Partners LLC’s direct and indirect non-Debtor subsidiaries and affiliates, collectively, “SDLP” or the “SDLP Group”), faced an onslaught of negative macroeconomic trends, including reduced upstream capital expenditures, a surplus in rig supply, and increased price competition. In response, SDLP and its seven-member Board of Directors proactively sought to address the SDLP Group’s capital structure challenges. Additionally, SDLP, through the four-member Conflicts Committee of its Board of Directors (the “Conflicts Committee”), focused on several key conflict issues, including the potential to restructure or replace the Seadrill MSA (as defined below) to best maximize value. The Conflicts Committee retained Evercore as its independent financial adviser and Sheppard Mullin as its independent legal counsel to assist in this assessment.

From the summer of 2020 through filing for Chapter 11, the Debtors preserved liquidity in anticipation of a holistic balance-sheet restructuring in conjunction with the Strategic Process (as defined below). As part of these efforts, Seadrill Operating L.P., Seadrill Capricorn Holdings LLC, Seadrill Partners Finco LLC and certain debtors executed two amendments to the Term Loan B (“TLB”) Credit Agreement that preserved more than $100 million of cash-interest expense and the Debtors elected not to make a periodic payment with respect to certain swap obligations.

In connection with the TLB Credit Agreement amendments, the Conflicts Committee (together with Evercore and Sheppard Mullin) commenced a strategic process by which it solicited third party interest to (a) enter into a new management and administrative services agreement with the Debtors with respect to one or more of their vessels or (b) participate in a merger or acquisition transaction involving the Debtors (collectively, the “Strategic Process”). The goal of the Strategic Process was to maximize the Debtors’ value for the benefit of their stakeholders, with a view to facilitate further discussion and negotiation surrounding the Debtors’ balance-sheet restructuring.

The Debtors, led by the Conflicts Committee, sought to use the Strategic Process to forge consensus with the TLB lenders regarding a balance-sheet restructuring that would equitize all of the TLB lenders’ claims through a scheme of arrangement or prearranged Chapter 11 process.

On November 25, 2020, Seadrill, without prior notice to SDLP, exercised certain purported rights under the MSA to settle approximately $24.2 million in purported various claims, which was $19.4 million in excess of the $4.8 million authorized by the Conflicts Committee (the “Cash Sweep”). Thereafter, the Conflicts Committee assessed Seadrill’s actions and sought to chart a path forward to maximize the value of the Debtors in light of numerous considerations. Among other things, the Conflicts Committee: (a) conferred with the Debtors’ management team and the Conflicts Committee’s independent advisors; (b) engaged with the advisors to the Ad Hoc Group regarding the situation; (c) considered the effect of Seadrill’s actions or potential actions on its operations, customers, and employees; and (d) engaged with independent counsel regarding potential legal recourse.

Following several days of review and numerous formal and informal meetings, both at the Conflicts Committee level and at the Board of Directors level, the Debtors determined that it was prudent to commence the Chapter 11 Proceedings to ensure that no additional unauthorized settlements like the Cash Sweep occurred by Seadrill and to use the Chapter 11 process to maximize the value of the Debtors’ enterprise for the benefit of all stakeholders. In conjunction with their decision to commence the Chapter 11 Cases (as defined below), the Debtors negotiated with the Ad Hoc Group for consensual use of cash collateral. As part of that agreement, the Debtors were to complete the Strategic Process, the outcome of which the Debtors anticipated would serve as the foundation for a plan of reorganization to address the Debtors’ over-leveraged balance sheet and an expeditious exit from Chapter 11 bankruptcy.

On December 1, 2020 (the “Petition Date”), the Debtors filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 (“Chapter 11”) of the Bankruptcy Code in the Bankruptcy Court, triggering a stay on enforcement of remedies with respect to SDLP’s debt obligations. As part of the Chapter 11 Proceedings, the Debtors were granted “first-day” relief which enabled SDLP to continue operations without interruption and the Debtors continued to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The cases were jointly administered under Case No. 20-35740 (“Chapter 11 Cases”).

On February 12, 2021, the Debtors and certain of their pre-petition lenders executed a plan support agreement, which contemplated a series of restructuring transactions that would equitize approximately $2.8 billion in secured term loan obligations and select go-forward, value maximizing services providers. The restructuring transactions were effectuated through the Plan (as defined below).

Emergence from Chapter 11

On May 14, 2021, the Debtors filed the Fourth Amended Joint Chapter 11 Plan of Reorganization of Seadrill Partners LLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan of Reorganization”) with the Bankruptcy Court. On May 14, 2021 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) approving the disclosure statement related to the Plan of Reorganization and confirming the Plan of Reorganization.

On May 24, 2021 (the “Aquadrill Effective Date”), SDLP successfully completed its financial restructuring and the Debtors successfully emerged from bankruptcy as Aquadrill LLC. All conditions precedent to the restructuring contemplated by the Plan of Reorganization were satisfied or otherwise waived on or prior to the Aquadrill Effective Date. The Plan of Reorganization equitized approximately $2.8 billion in funded debt obligations, leaving Aquadrill debt free on emergence. On the Aquadrill Effective Date, SDLP’s common and subordinated units were cancelled and common units of Aquadrill (“New Common Units”) were issued to former holders of SDLP’s Super Senior Term Loan Claims (as defined in the Plan of Reorganization) and TLB Secured Claims (as defined in the Plan of Reorganization). Due to the cancellation of SDLP’s common and subordinated units on the Aquadrill Effective Date, Seadrill was no longer a related party to, and held no ownership interest in, Aquadrill. As part of the Plan of Reorganization, new MSA Agreements (as defined below) were entered into for the management of Aquadrill’s offshore drilling units and a Transition Services Agreement was agreed to with Seadrill that provides for a safe and efficient transition. Additionally, the Plan of Reorganization resolved all potential claims against SDLP alleged by related parties, secured creditors and unsecured creditors. All cash payments made by SDLP under the Plan of Reorganization on the Aquadrill Effective Date were funded from cash on hand.

Key terms of the Plan of Reorganization

As set out above, the Plan of Reorganization was confirmed by the Bankruptcy Court on May 14, 2021 and became effective when the Debtors emerged from the Chapter 11 Proceedings on May 24, 2021. The Plan of Reorganization provided for, among other things, that:

•	Predecessor equity interests were cancelled, released, and extinguished and the Predecessor equity holders did not receive any consideration;

•	20 million New Common Units of the Successor company were issued or reserved for issuance, in accordance with the Plan of Reorganization;

•	Approximately 31.8% of the New Common Units were issued or are reserved for issuance to holders of Super Senior Term Loan Claims against SDLP and certain of its Chapter 11 debtor affiliates;

•	Approximately 68.2% of the New Common Units were issued or are reserved for issuance to holders of TLB Secured Claims against SDLP and certain of its Chapter 11 debtor affiliates;

•	All outstanding obligations under the Term Loan B were settled;

•

A new limited liability company agreement was entered into and included the authorization of the New Common Units and to provide registration rights thereunder, among other corporate governance actions;

•

$12.7 million of certain General Unsecured Claims (as defined in the Plan of Reorganization) were to receive their pro-rata share of the $2.3 million that was funded on the Aquadrill Effective Date into the General Unsecured Claim Distribution Account (as defined in the Plan of Reorganization) with the residual continuing unimpaired;

•

The holders of Other Secured Claims (as defined in the Plan of Reorganization) and Other Priority Claims (as defined in the Plan of Reorganization) received payment in full in cash on the Aquadrill Effective Date or through the ordinary course of business after the Aquadrill Effective Date;

•	The MSA Agreements (as defined below) were entered into for the management of Aquadrill’s offshore drilling units (see “—New Management Services Agreements” below);

•

The Settlement (as defined in the MSA Settlement Order (as defined below)) was entered into with Seadrill which cancelled and released all pre-petition receivables and payables between SDLP and Seadrill. Approximately $4.9 million in payables to Seadrill remained as of the Aquadrill Effective Date, which were reclassified to third-party payables upon emergence (see “—Seadrill Global Settlement” below);

•	A Transition Services Agreement was agreed to with Seadrill that provides for a safe and efficient transition (see “—Seadrill Global Settlement”);

•	The Plan of Reorganization resolved all potential claims against SDLP alleged by related parties, secured creditors and unsecured creditors; and

•

The Board of Directors of Aquadrill authorized the 2021 Long-term Incentive Plan (“2021 LTIP”) which provides for awards in the form of Options, Unit Appreciation Rights, Restricted Unit Awards, Restricted Settlement Unit Awards, Performance Awards, or other Unit-Based awards. 1,052,631 New Common Units were authorized and reserved for issuance pursuant to the 2021 LTIP. No New Common Units were issued under the 2021 LTIP as of the Aquadrill Effective Date.

As of the Aquadrill Effective Date, in accordance with the Plan of Reorganization, the Board of Directors of Aquadrill consisted of five members, comprised of Aquadrill’s Chief Executive Officer, Steven L. Newman, and four new members, Alan S. Bigman, John Bishop, Daniel C. Herz, and N. John Lancaster, Jr.

Fresh Start Accounting

Upon emergence from bankruptcy, Aquadrill met the criteria and were required to adopt fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations, as (i) the holders of the then-existing voting units of the Predecessor prior to emergence received less than 50% of the new voting units of the Successor outstanding following its emergence from bankruptcy and (ii) the reorganization value of SDLP’s assets immediately prior to confirmation of the Plan of Reorganization was less than the total of all post-petition liabilities and allowed claims.

Aquadrill applied fresh start accounting effective May 24, 2021, which resulted in a new basis of accounting and Aquadrill becoming a new entity for financial reporting purposes with no beginning retained earnings or deficit as of the Aquadrill Effective Date. The effects of the Plan of Reorganization and the application of fresh start accounting were applied as of May 24, 2021, and the new basis of Aquadrill’s assets and liabilities are reflected in its Consolidated Balance Sheets of Aquadrill LLC at the Aquadrill Effective Date and the related adjustments thereto were recorded in the Consolidated Statements of Operations of the Predecessor of Aquadrill LLC as “Gain on reorganization items, net” during the period from January 1, 2021 through May 24, 2021. As a result of the application of fresh start accounting and the effects of the implementation of the Plan of Reorganization, certain values and operational results of the consolidated financial statements subsequent to May 24, 2021, are not comparable to those in SDLP’s consolidated financial statements prior to and including May 24, 2021. The Aquadrill Effective Date fair values of the Successor’s assets differ materially from their recorded values as reflected on the historical balance sheet of the Predecessor.

Debtor-In-Possession

During the pendency of the Chapter 11 Cases, SDLP operated their business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by SDLP which were designed primarily to minimize the impact of the Chapter 11 Cases on SDLP’s normal day-to-day operations, SDLP’s customers, regulatory agencies, including taxing authorities, and employees. As a result, SDLP was able to conduct normal business activities and pay all associated obligations for the post-petition period and SDLP was also authorized to pay and have paid pre-petition employees’ wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities and other related taxes and funds belonging to third parties. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of SDLP’s business required the approval of the Bankruptcy Court.

Rejection of Executory Contracts

Subject to certain exceptions, under the Bankruptcy Code, the Debtors had the right to assume, amend and assume, assign, or reject certain executory contracts and unexpired leases, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract required the Debtors to satisfy pre-petition obligations under the contract, which potentially included payment of pre-petition liabilities in whole or in part. Rejection of a contract was typically treated as a breach occurring as of the moment immediately preceding the Petition Date. Subject to certain exceptions, this rejection relieved SDLP from performing their future obligations under the contract but entitled the counterparty to assert a pre-petition general unsecured claim for damages.

Pre-petition claims and liabilities subject to compromise

On January 29, 2021, the Debtors filed schedules of assets and liabilities and statements of financial affairs with the Bankruptcy Court setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements were subject to further amendment or modification after filing.

During bankruptcy, the Debtors’ liabilities were segregated into those subject to compromise and those not subject to compromise under ASC 852. Liabilities subject to compromise represented pre-petition obligations that were not fully secured and had at least a possibility of not being repaid at the full claim amount.

The Chapter 11 petition triggered an event of default under the Term Loan B Credit Agreement. As of the Petition Date, SDLP reclassified the Term Loan B to liabilities subject to compromise and discontinued recording interest. During the year ended December 31, 2020, SDLP paid interest of LIBOR + 6% on the original term loan and LIBOR + 10% on the super senior loans. LIBOR was subject to a 1% floor. As of the date of filing for Chapter 11, SDLP was subject to an additional 2% default interest. The contractual interest expense on the Term Loan B not accrued in SDLP’s Consolidated Statements of Operations was $21.3 million for the period from the Petition Date through December 31, 2020, and $77.9 million for the period from January 1, 2021 through the Aquadrill Effective Date.

All holders of pre-petition claims except governmental units were required to file proofs of claim by February 15, 2021 (the “Bar Date”). Governmental units holding claims against the Debtors were required to file proof of claim by May 30, 2021. At the Bar Date, 285 claims totaling approximately $3.2 billion had been filed with the Bankruptcy Court against the Debtors. Subsequent to this date, approximately 166 further claims have been filed but this did not materially impact the overall amount claimed against the Debtors. Through the claims resolution process, SDLP identified claims that they believed should be disallowed by the Bankruptcy Court because they were duplicative, were later amended or superseded, were without merit, were overstated or for other reasons. Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors were investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. SDLP filed objections with the Bankruptcy Court as necessary for claims SDLP believed should be disallowed. Claims Aquadrill believed were allowable were reflected in “Liabilities subject to compromise” in the Consolidated Balance Sheets of Aquadrill LLC.

Prior to the SDLP’s emergence from Chapter 11 bankruptcy on the Aquadrill Effective Date, all pre-petition amounts of known or potential pre-petition claims to be resolved in connection with the Chapter 11 Proceedings were classified as “Liabilities subject to compromise” in the Consolidated Balance Sheets at the expected amount of the allowed claim. All liabilities subject to compromise were either settled or reinstated pursuant to the terms of the Plan of Reorganization.

In light of the number of claims filed, the claims resolution process will take additional time to complete and continued after emergence. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be ascertained until the claims process is completed.

New Management Services Agreements

Prior to the Petition Date, Seadrill owned 46.6% of the outstanding limited liability interests of SDLP, which included 34.9% of the outstanding common units and 100% of the subordinated units. Seadrill, through the Seadrill MSA, was responsible for the management, marketing, and operation of SDLP’s fleet of drilling units. SDLP was charged a fee for the services provided to it.

On January 20, 2021, SDLP entered into a management agreement with Energy Drilling Management Pte. Ltd. (“Energy Drilling”) to maintain, market and operate SDLP’s owned tender rigs; T-15, T-16, and Vencedor. The Energy Drilling MSA was the result of an extensive marketing process conducted by the Debtors. On February 2, 2021, the Bankruptcy Court entered the Energy Drilling Order, approving the Debtors’ entry into the Energy Drilling MSA agreement. The agreement started a 90-day transition period of services provided from Seadrill to Energy Drilling.

On February 9, 2021, the Debtors entered into the Vantage Drilling MSA with Vantage Holdings International (“Vantage Drilling”) for the management and operation of the Debtors’ fleet of drillships and semi-submersible vessels. On February 9, 2021, the Debtors submitted a motion for approval of a new framework agreement with Vantage Drilling for the management of certain rigs in SDLP’s fleet.

Following the execution of the Vantage Drilling MSA, the Debtors continued to receive proposals with respect to the operation of certain of the Debtors’ vessels. Because the Vantage Drilling MSA remained subject to Bankruptcy Court approval (and was therefore not binding upon the Debtors), the Debtors undertook to assess such alternative proposals. Upon assessing such alternative proposals, the Debtors determined that the commercial proposition served by using a combination of Vantage Drilling, Diamond Offshore Drilling Inc. (“Diamond Offshore”), and Odfjell Drilling Ltd. (“Odfjell Drilling”), each as managers of certain of the Debtors’ vessels, was superior to the original Vantage Drilling management structure. Therefore, on March 16, 2021, the Debtors filed their Supplement to Debtors’ Emergency Motion for an Order (A) Authorizing the Debtors to Enter into a New Framework Agreement with Vantage Drilling International for the Debtors’ Fleet Vessels, and (B) Granting Related Relief (the “Supplement to MSA Motion”) seeking approval of management services agreements with Vantage Drilling, Diamond Offshore, and Odfjell Drilling. The Supplement to MSA Motion was heard on March 18, 2021. The Bankruptcy Court approved the motion, authorizing the Debtors to enter into management services agreements with Diamond Offshore, Odfjell Drilling, and an amended management services agreement with Vantage Drilling (collectively the Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling agreements are the “MSA Agreements” and Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling are the “MSA Managers”).

Under the amended Vantage Drilling MSA, Vantage Drilling was the Manager of the West Aquarius, West Polaris, and Leo. and became the Manager of the Capella after the conclusion of the contract ending in March 2022 and following the transition from Seadrill. On February 2, 2022, the sale of the Leo closed and Vantage Drilling’s role as Manager ceased.

Under the Diamond Offshore MSA, Diamond Offshore was the Manager of the Auriga and Capricorn and became the Manager of the Vela after the conclusion of the contract ending in March 2022 and following the transition from Seadrill. On July 22, 2022, the sale of the Capricorn closed and Diamond Offshore’s role as Manager ceased.

Under the Odfjell Drilling MSA, Odfjell Drilling agreed to prepare a feasibility assessment for upgrading the West Aquarius to comply with requirements for the rig to operate in Norway and for reactivation of the rig to operate in Canada. After completion of this study, the West Aquarius transitioned to management by Vantage Drilling.

Seadrill Global Settlement

On April 16, 2021, the Bankruptcy Court entered the MSA Settlement Order (the “MSA Settlement Order”), which among other things, approved the Settlement by and among SDLP and each of its direct and indirect debtor and non-debtor subsidiaries and affiliates and Seadrill and Seadrill Management Ltd. collectively with each of its debtor and non-debtor subsidiaries that provided services to SDLP under the Amended and Restated Management and Administrative Services Agreement, dated as of September 11, 2017, and all related agreements, and certain ancillary agreements (collectively, the “Seadrill MSA”) (collectively, the “Parties”). The MSA Settlement Order provided for a global settlement between SDLP and Seadrill, under which there was a comprehensive resolution of all disputes and claims and causes of action regarding pre-petition claims between SDLP and Seadrill, post-petition charges under the management and administrative services agreements between the Parties, and provisions for go-forward transition services, each pursuant to a final order of the Bankruptcy Court. The MSA Settlement Order among other things, deemed all payments due under the Settlement to be administrative claims against SDLP as defined in the Bankruptcy Code, authorized the Parties to perform any and all obligations contemplated by the Settlement, modified the MSAs between the Parties during the transition period to reflect the terms of the Settlement and terminated the MSAs between the Parties at the conclusion of the transition period.

Under the MSA Settlement Order, Seadrill was to provide restructuring and transition services to SDLP, within the scope set forth in the MSA Settlement Order through June 30, 2021 in exchange for a total fee of $3.0 million inclusive of a restructuring services fee of $0.7 million for the period December 2020 through June 2021 (the “Restructuring Services Fee”) and a fee of $2.3 million (the “Transition Support Fee”), which fees were to be paid by SDLP in accordance with the terms and on the timing set forth in the MSA Settlement Order. Under the MSA Settlement Order, Seadrill was not obligated to provide restructuring or transition services after June 30, 2021, so long as Seadrill had made reasonable efforts to plan and complete the transition by such date. Furthermore, the MSA Settlement Order provided that Seadrill ceased to be obligated to market the SDLP vessels. Seadrill continued to provide services subsequent to June 30, 2021, which were provided and charged in the manner agreed to in the Transition Services Agreement.

Additionally, the SDLP Debtors were authorized and directed to pay Seadrill a total fixed amount of $11.3 million on account of management services provided, consisting of $2.3 million per month from December 1, 2020, through April 30, 2021. The fixed fees covered all rigs, regardless of operating status. The fixed fees also included access to the capital-spares pool through April 30, 2021.

Furthermore, under the MSA Settlement Order, Seadrill committed to seeking customer approval to transition the Vela and Capella rigs to the applicable MSA Managers prior to the drilling contract completion date and work in good faith to achieve a safe and efficient transition if customer consent was received. SDLP was to pay Seadrill operating fees of $25,000 per day for each of those rigs, effective May 1, 2021, through the date that any third party MSA Manager was then in control of any respective rig. This fee included access to the capital spares pool through successful transition of the SDLP rigs to their new MSA Managers.

In addition, the MSA Settlement Order provided that outstanding amounts for direct pass-through costs paid by Seadrill from December 2020 onward were to be paid by SDLP to Seadrill. Additionally, SDLP was to pay Seadrill for unpaid pass-through costs accrued in December 2020, January 2021, and February 2021, in the amount of approximately $6.5 million. Furthermore, SDLP was to pay Seadrill for ongoing monthly pass-through costs.

Expenses incurred under the MSA Settlement Order related to offshore support services were recognized with vessel and rig operating expenses. Expenses incurred under the MSA Settlement Order related to onshore support services were recognized within selling, general and administrative expenses.

The MSA Settlement Order additionally authorized and directed the SDLP Debtors to fund $9.0 million in cash into a separate, segregated SDLP bank account to be used for the sole purpose of securing payments under the MSA Settlement Order (the “Segregated Account”). The balance of the Segregated Account was to remain at or above the initial funding amount until services being provided to SDLP by Seadrill under the terms of the Settlement were fully paid for. The Settlement Order deemed the cash in the Segregated Account free and clear of all preexisting liens, claims, and encumbrances and granted Seadrill a first priority lien on the Segregated Account to secure amounts owed under the Settlement. Other than with respect to payments contemplated by the MSA Settlement Order, SDLP was to not remove cash from the Segregated Account. In December 2022, Aquadrill reached an agreement with Seadrill to reduce the amount held in the Segregated Account, since the majority of the payables had been settled throughout the year. The remaining balance in the account of $0.5 million is classified as restricted cash on the balance sheet at December 31, 2022.

Furthermore, under the MSA Settlement Order, Seadrill waived all claims it held with respect to the SDLP estates and SDLP waived all claims against Seadrill’s estates.

Contract Awards

On July 15, 2021, Aquadrill secured a one well contract with Equinor for the Vela in the U.S. Gulf of Mexico. The rig was managed and operated by Seadrill. Total contract value for the firm portion of the contract was $55.0 million and the contract commenced in November 2021 and ended in March 2022.

Charter Hire Agreements

On September 21, 2021, Aquadrill entered into a charter hire agreement with a subsidiary of Diamond Offshore to provide the Auriga for a one-year drilling contract plus a one year mutually agreed option for operations in the U.S. Gulf of Mexico. The charter hire agreement was extended when the option was exercised in Q3 2022. The terms of the charter hire agreement were consistent with the MSA then in place between Aquadrill and Diamond Offshore. Under the drilling contract associated with the charter hire agreement, the Auriga was upgraded with Managed-Pressure Drilling (“MPD”) system.

On October 12, 2021, Aquadrill reached a charter hire agreement with a subsidiary of Vantage Drilling to provide the Capella for a two well contract plus two priced optional wells and five mutually agreed optional wells for operations in Indonesia. The rig was contracted to Premier Oil Andaman Limited for the first firm well and subcontracted to Repsol Andaman B.V for the second firm well. Work commenced in Q2 2022 following the relocation of the rig from Malaysia to Indonesia and contract preparation. The firm portion of the contract ended in early Q4 2022, and the priced options were not exercised.

On March 4, 2022, Aquadrill entered into a charter hire agreement with a subsidiary of Diamond Offshore to provide the Vela for a one well drilling contract plus one well priced option for operations in the U.S. Gulf of Mexico. The terms of the charter hire agreement are consistent with the current MSA in place between Aquadrill and Diamond Offshore. The contract commenced in October 2022 following the transition of the rig to the new Manager and contract preparation. The firm well was completed in December 2022. The one well priced option has lapsed.

On May 31, 2022, Aquadrill announced a charter hire agreement with a subsidiary of Vantage Drilling to provide the Polaris for a nine-month contract for operations in India with Oil and Natural Gas Corporation Limited. The work commenced in Q4 2022 following relocation of the rig from Sri Lanka to Malaysia for reactivation, contract preparation and upgrades, including equipping the rig with the piping required for future use of a MPD system.

On May 31, 2022, Aquadrill announced an agreement with a subsidiary of Energy Drilling to provide the T-15, a tender assisted drilling barge, for a five-month contract plus a three-month priced optional period for operations in Thailand. The work commenced in August 2022 following reactivation and contract preparation. In October 2022, the customer exercised the three-month option.

On August 11, 2022, Aquadrill announced an agreement with a subsidiary of Diamond Offshore to extend the charter hire agreement for the Auriga in the U.S. Gulf of Mexico for a one year mutually agreed option in the current underlying drilling contract. Under the terms of the extension, the Auriga will be provided for a one-year drilling contract plus a one year mutually agreed option. The contract commenced in March 2023 in direct continuation with the prior drilling contract.

On August 31, 2022, Aquadrill announced an agreement to extend the charter hire agreement with a subsidiary of Diamond Offshore to provide the Vela for a drilling contract with a minimum firm term of 225 days, plus three market-based options for an additional five to seven wells. The charter hire agreement will be extended if the optional term is exercised. The contract commenced in January 2023.

On November 22, 2022, Aquadrill announced a charter hire agreement to provide the Capella for a four firm well contract plus two priced and three mutually agreed optional wells for operations in Indonesia. Work is expected to commence in early July 2023 and to run until April 2024. In the event the priced options are exercised, the rig is expected to be available in early September 2024.

On February 15, 2023, Aquadrill announced a charter hire agreement with a subsidiary of Energy Drilling to provide the T-15 for a firm 8.5-month contract plus a priced option period of up to three weeks for operations in Thailand. The contract commenced in April 2023, following the T-15’s current contract.

Sales of Drilling Units

On September 23, 2021, Aquadrill completed the sale of one ultra-deepwater semi-submersible, the Sirius, along with related assets, for which Aquadrill received $5.7 million aggregate gross cash proceeds and recognized no gain or loss associated with the disposal of this asset for recycling.

On October 25, 2021, Aquadrill entered into an agreement for the sale of a semi-submersible drilling unit, the Leo, with a subsidiary of BW Energy for $14.0 million. The rig is expected to be repurposed as a Floating Production Unit, thereby removing the rig from the drilling market. Under the terms of the agreement, if the unit is used to perform drilling services in the future, liquidated damages of $50,000 for each day the unit is used to perform such services will apply, up to a maximum of $6.0 million. Additionally, if within the first two years of the closing of the sale of the unit and if the unit is sold on terms which do not exclude the use of the unit for drilling purposes, and the resale price exceeds $15.0 million, BW Energy will be obligated to pay Aquadrill 50% of the amount by which the resale price exceeds $15.0 million. Certain pieces of capital equipment belonging to the unit have been excluded from the sale including but not limited to the blowout preventer (“BOP”), top drive and travelling block, which became part of Aquadrill’s capital spares inventory. On February 2, 2022 the sale of the Leo closed, and Aquadrill received all funds.

On April 8, 2022, Aquadrill entered into a Memorandum of Understanding (“MoU”) for the sale of a semi-submersible drilling unit, the Capricorn, with all spare parts, inventory and equipment on board or onshore and belonging to the Capricorn, with a subsidiary of Petro Rio S.A. (“Petro Rio”) for $40.0 million. On July 22, 2022, the sale of the Capricorn closed, and Aquadrill received all funds. Aquadrill recognized a gain on sale of the asset in Q3 2022 of $21.2 million.

Modification to Awards Issued under the 2021 Long-term Incentive Plan

On September 21, 2021, the Board of Directors of Aquadrill approved an amendment to certain Restricted Settlement Unit (“RSU”) Award Agreements issued under the 2021 LTIP such that the form of settlement was at the discretion of the Committee designated by Aquadrill’s Board of Directors to administer the plan (“Committee”) rather than at the discretion of the grantee. The amendment removes the optionality for cash or equity settlement and requires all awards to be settled in Aquadrill common units, or in cash at the option of the Committee. Upon the Board’s approval of the amendment, the awards were remeasured at the modification-date fair value and were accounted for as an equity-classified award, as there are no further modifications to the award. The previously liability classified RSUs were reclassified to equity as part of the modification.

2022 Phantom Equity Plan

On March 1, 2022, pursuant to the terms of the 2021 LTIP, Aquadrill adopted and established an unfunded bonus plan for employees and contractors of Aquadrill by offering long term incentives which is known as the Aquadrill LLC 2022 Phantom Equity Plan (the “Phantom Equity Plan”). The Phantom Equity Plan was designed to attract and retain highly qualified employees and contractors by aligning the interests of those employees and contractors with the financial success of Aquadrill. The Phantom Equity Plan involved the payment of cash or consideration in the currency of a future change of control of Aquadrill based on the type of Distribution Event (as defined in the Phantom Equity Plan) and elections made by Aquadrill’s common unitholders and was based on the value of the Phantom Equity of Aquadrill as of the applicable Distribution Event. Based on the Phantom Equity Plan, vesting accelerated in full upon a change in control as a result of the merger transaction. Total awards granted under the Phantom Equity Plan were 675,700 and the awards vest over a period of five years or upon a change in control of Aquadrill and are payable on the Payment Date (as defined in the Phantom Equity Plan) in the same form of consideration as Aquadrill unitholders receive for the sale of their common units. As a result of the Merger with Seadrill, all Phantom Equity Plan awards became fully vested and settled in full.

2022 Restricted Stock Unit Grant

On May 25, 2022, pursuant to the terms of the 2021 LTIP, Aquadrill’s Board of Directors approved the issuance of 3,167 RSUs to each of the four non-executive directors with a third of the awards vesting on the first anniversary and two thirds of the awards vesting on the second anniversary. The RSUs are valid for one common unit of Aquadrill. The RSUs vested and were settled in full as a result of the Merger with Seadrill.

PERFORMANCE AND OTHER KEY INDICATORS

Revenue efficiency

Revenue efficiency is calculated as the total revenue earned, excluding bonuses, received divided by the full operating dayrate multiplied by the number of days on contract with their third-party customer in the period. Full operating dayrate is defined as the greatest amount of contract drilling revenues the drilling unit could earn for the measurement period, excluding revenues for incentive provisions, reimbursements, and contract terminations.

If a drilling unit earns its full operating dayrate throughout a reporting period, its revenue efficiency would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate. In such instances revenue efficiency reduces below 100%.

Examples of situations where the drilling unit would operate at reduced operating dayrates, include, among others, a standby rate, where the rig is prevented from continuing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drilling unit is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. In addition, the drilling unit could operate at a zero rate in the event of a shutdown of operations for repairs where the general repair allowance has been exhausted or for any period of force majeure in excess of a specific number of days allowed under a drilling contract.

The revenue efficiency rates for Aquadrill’s fleet were as follows:

	Successor		Predecessor
	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
Revenue efficiency
Drillships	97.9%	97.9%	95.8%
Semi-submersible rigs	—%	—%	—%
Tender rigs	98.5%	—%	—%
Total fleet average revenue efficiency	97.9%	97.9%	95.8%

Revenue efficiency measures Aquadrill’s MSA Managers’ ability to ultimately convert Aquadrill’s contractual opportunities into bareboat charter revenues. Aquadrill’s revenue efficiency rate varies due to revenues earned under alternative contractual dayrates, such as a waiting on weather rate, repair rate, standby rate, force majeure rate or zero rate, which may apply under certain circumstances. Aquadrill’s revenue efficiency rate is also affected by incentive performance bonuses or penalties. Aquadrill excludes rigs that are not operating under contract, such as those that are idle or stacked.

Rig utilization

Rig utilization is defined as the total number of operating days divided by the total number of rig calendar days in the measurement period, expressed as a percentage. The rig utilization rates for Aquadrill’s fleet were as follows:

	Successor		Predecessor
	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
Rig utilization
Drillships	47.5%	23.8%	49.5%
Semi-submersible rigs	—%	—%	—%
Tender rigs	11.9%	—%	—%
Total fleet average rig utilization	25.1%	9.0%	18.0%

Aquadrill’s rig utilization rate declines as a result of idle and stacked rigs and during shipyard and mobilization periods to the extent these rigs are not earning revenues. Aquadrill removes rigs from the calculation upon disposal or classification as held for sale. Accordingly, Aquadrill’s rig utilization can increase when idle or stacked units are removed from Aquadrill’s drilling fleet.

OPERATING RESULTS

Year ended December 31, 2022 (Successor), compared to period from May 25, 2021 through December 31, 2021 (Successor) and the period from January 1, 2021 through May 24, 2021 (Predecessor)

Upon emergence from Chapter 11 proceedings, on May 24, 2021, Aquadrill adopted Fresh Start accounting in accordance with ASC 852. Adopting Fresh Start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of Fresh Start accounting, Aquadrill allocated the reorganization value to assets and liabilities based on their estimated fair values, which in certain cases differ materially from the recorded values of the assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets.

The effects of the Plan of Reorganization and the application of Fresh Start accounting were applied as of May 24, 2021 and the new basis of assets and liabilities are reflected in the Consolidated Balance Sheet as of December 31, 2021. The related adjustments were recorded in the Consolidated Statement of Operations of the Predecessor as “Gain on reorganization items, net” during the period from January 1, 2021 through May 24, 2021.

Accordingly, the Consolidated Financial Statements for periods after May 24, 2021 are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to that date. Aquadrill’s Consolidated Financial Statements and related footnotes are presented with a black-line division which delineates the lack of comparability between the Successor and Predecessor periods. Aquadrill’s financial results for future periods following the application of Fresh Start accounting may be different from historical trends and the differences may be material.

The tables included below set out financial information for the year ended December 31, 2022 (Successor) and periods from May 25, 2021 through December 31, 2021 (Successor) and January 1, 2021 through May 24, 2021 (Predecessor). See “—Performance and Other Key Indicators” above for definitions of operating days, revenue efficiency and rig utilization.

	Successor		Predecessor
	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
(in $ millions)
Operating revenues:
Contract revenues	190.2	56.6	53.0
Reimbursable revenues	7.5	2.2	1.9

Total operating revenues	197.7	58.8	54.9
Operating expenses:
Vessel and rig operating expenses	214.1	113.3	51.0
Depreciation	15.8	6.5	8.6
Reimbursable expenses	6.7	2.1	1.7
Selling, general and administrative expenses	22.5	4.2	13.2

Total operating expenses	259.1	126.1	74.5
Other operating items:
Gain on sale of assets	27.2	0.8	—

Total other operating items	27.2	0.8	—

Operating loss	(34.2)	(66.5)	(19.6)
Financial and other items:
Interest income	1.2	0.1	—
Foreign currency exchange loss	(2.7)	(0.3)	(0.7)
Gain on reorganization items, net	—	—	2,096.9
Restructuring and other expenses	(0.7)	(2.9)	—
Other financial items	—	(0.2)	(3.8)

Total financial items, net	(2.2)	(3.3)	2,092.4

(Loss)/income before income taxes	(36.4)	(69.8)	2,072.8
Income tax benefit/(expense)	5.4	8.6	(7.6)

Net (loss)/income	(31.0)	(61.2)	2,065.2

Operating Revenues

Contract revenues

Contract revenues represent the revenues earned from contracting drilling units to customers, primarily on a dayrate basis.

The contract revenues are analyzed by the categories in the table below:

	Successor		Predecessor
	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
(in $ millions)
Integrated services	178.2	51.3	51.4
Mobilization and demobilization revenue	12.0	5.3	1.6

Total contract revenue	190.2	56.6	53.0

Integrated services

Integrated services include the following activities: providing a drilling rig and the crew and supplies necessary to operate the rig, mobilizing and demobilizing the rig to and from the drill site and performing rig preparation activities or modifications required for the contract with a customer.

On March 1, 2022, the Auriga commenced a contract resulting in $73.8 million in integrated services revenue for the year ended December 31, 2022 (Successor) and was not contracted for the periods from January 1, 2021 through May 24, 2021 (Predecessor) and from May 25, 2021 through December 31, 2021 (Successor).

For the year ended December 31, 2022 (Successor), the Capella was not contracted for 152 days which negatively impacted the integrated services revenue of $46.4 million. For the periods from May 25, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 24, 2021 (Predecessor), the Capella was not contracted for 52 days and 3 days, respectively, reflecting integrated service revenue of $39.4 million and $20.8 million, respectively.

For the year ended December 31, 2022 (Successor), the Vela was not contracted for 207 days which negatively impacted the integrated service revenue of $47.5 million. For the period from May 25, 2021 through December 31, 2021 (Successor), the Vela was not contracted for 180 days which led to integrated services revenue of $11.9 million. The Vela was fully contracted for the period from January 1, 2021 through May 24, 2021 (Predecessor), reflecting integrated services revenue of $30.5 million.

On August 23, 2022, the T-15 commenced a contract after it had not been contracted since January 1, 2021. For the year ended December 31, 2022 (Successor), the integrated service revenue for the T-15 was $8.2 million.

Mobilization and demobilization revenue

The Capella’s mobilization and demobilization revenue for the year ended December 31, 2022 (Successor) was $4.9 million due to the continuing contract from January 1, 2022 to March 5, 2022 and a contract starting on May 6, 2022. For the period from May 25, 2021 through December 31, 2021 (Successor), the Capella recognized $4.5 million in mobilization and demobilization revenue. The T-15’s mobilization and demobilization revenue was $2.3 million for the year ended December 31, 2022 (Successor) due to a contract starting on August 23, 2022. Mobilization and demobilization generated by other rigs for the year ended December 31, 2022 (Successor) was $4.8 million.

Reimbursable revenues

Reimbursements from customers are generally received for the purchase of supplies, equipment, personnel and other services provided upon request in accordance with a drilling contract. These revenues are classified as reimbursable revenues.

Operating Expenses

Vessel and rig operating expenses

Vessel and rig operating expenses represent the costs incurred to operate a drilling unit that is either in operation or stacked. This includes the renumeration of offshore crews, rig supplies, expenses for repairs and maintenance and onshore support costs.

Vessel and rig operating expenses are analyzed by rig in the table below:

	Successor		Predecessor
	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
(in $ millions)
Vela	(66.3)	(24.8)	(16.9)
Auriga	(54.7)	(22.6)	(7.4)
Capella	(34.6)	(35.0)	(17.1)
Polaris	(28.2)	(6.3)	(6.2)
Other rigs	(30.3)	(24.6)	(3.4)

Total vessel and rig operating expenses	(214.1)	(113.3)	(51.0)

Vessel and rig operating expenses are mainly driven by rig activity. On average, higher vessel and rig operating expenses are incurred when a rig is operating compared to when it is stacked. When a rig is warm stacked, higher vessel and rig expenses are incurred as they continue to require cash expenditures for crews, fuel, insurance, berthing and associated items compared to cold stacked rigs.

For the year ended December 31, 2022 (Successor), the Vela was warm stacked from March 20, 2022 until October 6, 2022. During this period, additional maintenance expenses were incurred to prepare the rig for the next contract and to minimize future downtime when on contract. These additional expenses combined with the operating expenses incurred while on contract are reflected in the vessel and rig operating expenses of $66.3 million.

The Auriga incurred $54.7 million in rig related expenses as a result of new contract that commenced in March 2022. The Auriga was warm stacked as of May 24, 2021 (Predecessor) and in the fourth quarter of 2021 commenced activities to begin operations for the March 2022 contract. During the Successor period of 2021, some of the cold stacked rigs were transitioned to warm stacked and the condition of all the idle rigs were assessed resulting in additional maintenance expenses.

For the year ended December 31, 2022 (Successor) and for the periods from May 25, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 24, 2021 (Predecessor), the Capella rig utilization was 58%, 76%, and 98%, respectively. Lower utilization is reflected through lower vessel and rig expenses.

The Polaris incurred $28.2 million in rig related expenses related to reactivation costs for a contract that commenced in December 2022. For both the periods from May 25, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 24, 2021 (Predecessor), although the Polaris was not contracted, the rig was warm stacked for the majority of the respective periods.

Depreciation

Depreciation expense is recorded to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives.

Depreciation expense is not comparable between the Successor and Predecessor periods due to reorganization and Fresh Start accounting adjustments. Accordingly, only comments have been provided comparing performance between the three periods.

Reimbursable expenses

Reimbursements from customers are generally for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract.

Selling, general and administrative expenses

Selling, general and administrative expenses include the cost of corporate and regional offices, certain legal and professional fees, as well as the remuneration and other compensation of officers, directors and employees engaged in central management and administration activities.

Selling, general and administrative expenses were $22.5 million for the year ended December 31, 2022 (Successor), and $4.2 million for the period from May 25, 2021 through December 31, 2021 (Successor) and $13.2 million for the period from January 1, 2021 through May 24, 2021 (Predecessor). Resulting from the Chapter 11 reorganization, additional expenses relating to outsourced professional services, including audit and other services were incurred for the year ended December 31, 2022 (Successor).

Other Operating Items

Gain on sale of assets

Gain on sale of assets for the year ended December 31, 2022 (Successor) was $27.2 million for the sale of the Capricorn and the Leo.

The Capricorn had been classified as held for sale on April 8, 2022, with a carrying value of $18.8 million. On April 8, 2022, Aquadrill entered into a sales agreement with Petro Rio S.A. for the Capricorn for $40.0 million. The sale was completed on July 22, 2022, at which point the $21.2 million gain was recognized.

The Leo had been classified as held for sale as of December 31, 2021, with a carrying value of $8.0 million. On October 25, 2021, Aquadrill entered into a sales agreement with BW Kudu Limited for the Leo for $14.0 million. The sale was completed on February 2, 2022, at which point the $6.0 million gain was recognized.

Financial items

Interest income

Interest income relates to interest earned on cash deposits and other financial assets.

Foreign currency exchange loss

Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the U.S. dollar.

Gain on reorganization items, net

Period from January 1, 2021 through May 24, 2021
(in $ millions)
Gain on liabilities subject to compromise	(2,292.1)
Fresh start valuation adjustment	150.0
Advisory and professional fees	35.4
Success fees for professional services	9.8

Total adjustments to gain on reorganization items, net	(2,096.9)

As reorganization items, net relates to gains, losses and expenses directly associated to the bankruptcy proceedings, no reorganization items, net were recognized during the 2021 period from May 25, 2021 through December 31, 2021 (Successor), or during the year ended December 31, 2022 (Successor).

Restructuring and other expenses

During the year ended December 31, 2022 (Successor), Aquadrill recognized $0.7 million in restructuring and other expenses. The balance primarily relates to advisory and professional fees incurred after the Aquadrill Effective Date that were associated with Aquadrill’s restructuring.

During the period from May 25, 2021 through December 31, 2021 (Successor), Aquadrill recognized $2.9 million in restructuring and other expenses. The balance primarily relates to advisory and professional fees incurred after the Aquadrill Effective Date that were associated with Aquadrill’s restructuring.

During the period from January 1, 2021 through May 24, 2021 (Predecessor), there were no restructuring and other expenses recognized as the expenses related to Aquadrill’s restructuring incurred during the bankruptcy proceedings were recognized in “Gain on reorganization items, net” and no other restructuring costs were incurred in this period.

Income tax expense

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities related to ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue. During the year ended December 31, 2022 (Successor), the period from May 25, 2021, to December 31, 2021 (Successor) and the period from January 1, 2021, to May 24, 2021 (Predecessor), Aquadrill’s effective tax rate, excluding discrete items, was 14.9%, 12.3% and 0.4%, respectively, based on income/(loss) before income tax expense.

CASH FLOWS

At December 31, 2022 (Successor), Aquadrill had $55.5 million in unrestricted cash and cash equivalents and $4.6 million in restricted cash and cash equivalents. In the year ended December 31, 2022, Aquadrill’s primary source of cash was cash on hand and cash provided by operating activities. Aquadrill’s primary uses of cash were vessel and rig operating expenses and capital expenditures.

Cash flows from operating activities	Successor		Predecessor
(in $ millions)	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
Net (loss)/income	(31.0)	(61.2)	2,065.2
Non-cash items, net	(65.0)	(3.5)	(2,136.4)
Changes in operating assets and liabilities, net	(59.9)	(3.4)	13.3

Net cash used in operating activities	(155.9)	(68.1)	(57.9)

Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development. This has negatively affected Aquadrill’s revenues, profitability, and operating cash flows.

During the year ended December 31, 2022, Aquadrill’s cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, payments for long-term maintenance of Aquadrill’s rigs, and tax payments.

Cash flows from investing activities	Successor		Predecessor
(in $ millions)	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
Additions to drilling units and equipment	(65.9)	(27.8)	(3.2)
Sale of rigs and equipment	54.0	6.5	—

Net cash used in investing activities	(11.9)	(21.3)	(3.2)

During the year ended December 31, 2022 (Successor), net cash used in investing activities was $11.9 million, primarily related to capital expenditures on the Auriga and Vela, which were partially offset by the sale of the Leo for $14.0 million and the Capricorn for $40.0 million.

During the year ended December 31, 2022 (Successor), the period from May 25, 2021 through December 31, 2021 (Predecessor), and the period from January 1, 2021 through May 24, 2021 (Predecessor), Aquadrill did not have any cash used in or provided by financing activities.

Drilling fleet

Reactivations

During the year ended on December 31, 2022 (Successor), Aquadrill made capital expenditures of $65.9 million primarily related to reactivation and upgrade costs as well as normal capital expenditures on operating rigs. Aquadrill financed these capital expenditures through cash on hand, cash generated from operations and proceeds from the sale of the Leo and Capricorn.

Dispositions

On February 2, 2022, Aquadrill sold a semi-submersible drilling unit, the Leo, to a subsidiary of BW Energy for $14.0 million. See “—Significant Events—Sales of Drilling Units” above for further detail on this transaction.

On July 22, 2022, Aquadrill sold a semi-submersible drilling unit, the Capricorn, to a subsidiary of Petro Rio S.A for $40.0 million. See “—Significant Events—Sales of Drilling Units” above for further detail on this transaction.

Other Commercial Commitments

Aquadrill has other commercial commitments that it is contractually obligated to fulfill with cash under certain circumstances. These commercial commitments include performance guarantees under Aquadrill’s performance guarantees under its bank guarantee facility with DNB Bank ASA that guarantee its performance as it relates to its drilling contracts. Such obligations are not normally called, as Aquadrill typically complies with the underlying performance requirement. As of December 31, 2022 (Successor), Aquadrill has not recognized any liabilities for these guarantees, as it does not consider it is probable for the guarantees to be called. At December 31, 2022 (Successor), the aggregate cash collateral held by banks for the performance guarantees was $0.8 million.

RELATED PARTY TRANSACTIONS

As of the Petition Date, Seadrill owned 34.9% of the Predecessor common units, 100% of the Predecessor subordinated units and owned and controlled the Seadrill member. Certain of the Predecessor’s officers and directors were directors or officers of Seadrill and its subsidiaries and, as such, they had fiduciary duties to Seadrill. These related party relationships ceased on the Aquadrill Effective Date. There were no related party transactions during the 2022 and 2021 Successor Period. On April 3, 2023, Seadrill completed its acquisition of Aquadrill. As a result of the transaction, Aquadrill became a wholly owned subsidiary of Seadrill.

CRITICAL ACCOUNTING ESTIMATES

Overview— Aquadrill prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which requires it to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. These estimates require significant judgments and assumptions. On an ongoing basis, Aquadrill evaluates its estimates, including those related to its income taxes, property and equipment, contingencies, assets held for sale, allowance for credit losses, leases, and share-based compensation. Aquadrill bases its estimates on historical experience and on various other assumptions that Aquadrill believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Aquadrill considers the following to be Aquadrill’s critical accounting estimates since they are very important to the portrayal of Aquadrill’s financial condition and results and require Aquadrill’s most subjective and complex judgments. Aquadrill has discussed the development, selection and disclosure of such estimates with its audit committee.

Fresh start accounting

Upon emergence from bankruptcy, Aquadrill met the criteria for and was required to adopt fresh start accounting in accordance with ASC 852, which on the Aquadrill Effective Date resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or deficit as of the fresh start reporting date. Fresh start accounting requires that new values be established for Aquadrill’s assets, liabilities, and equity as of the date of emergence from bankruptcy on May 24, 2021. Aquadrill’s reorganization value approximates the value of the Successor’s total assets and the amount a willing buyer would pay for the assets immediately after restructuring. Under fresh start accounting, Aquadrill allocated the reorganization value to its individual assets based on their estimated values (except for deferred income taxes) in conformity with FASB ASC Topic 805, Business Combinations (“ASC 805”), and FASB ASC Topic 820, Fair Value Measurement (“ASC 820”). The amount of deferred taxes was determined in accordance with FASB ASC Topic 740, Income Taxes (“ASC 740”).

Under the application of fresh start accounting and with the assistance of valuation experts, Aquadrill conducted an analysis of the Consolidated Balance Sheet to determine if any of Aquadrill’s net assets would require a reorganization value adjustment as of the Aquadrill Effective Date. The results of Aquadrill’s analysis indicated that Aquadrill’s drilling units would require a reorganization value adjustment on the Aquadrill Effective Date. The rest of Aquadrill’s net assets were determined to have carrying values that approximated reorganization value on the Aquadrill Effective Date except for certain contract assets and liabilities which were written off. Deferred tax assets and uncertain tax positions were determined in accordance with ASC 740 after considering the tax effects of the reorganization and the newly established fair values of the Successor.

Income taxes

Income tax expense is based on reported income or loss before income taxes. Aquadrill is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. Aquadrill does not conduct business or operate in the Republic of the Marshall Islands and is not subject to income, capital gains, profits, or other taxation under current Marshall Islands law. As a tax resident of the United Kingdom, Aquadrill is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Significant judgment is involved in determining the provision for income taxes.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax losses carried forward. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized.

The determination and evaluation of Aquadrill’s annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which Aquadrill operates and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions, and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. Aquadrill recognizes tax liabilities based on Aquadrill’s assessment of whether Aquadrill’s tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or Aquadrill’s levels of operations or profitability in each jurisdiction may impact Aquadrill’s tax liability materially in any given year.

While Aquadrill’s annual tax provision is based on the information available to Aquadrill at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of Aquadrill’s income tax liability for the current year, withholding taxes, or changes in prior year tax estimates as tax returns are filed. Aquadrill’s deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, Aquadrill must make estimates and certain assumptions regarding future taxable income, including where Aquadrill’s drilling units are expected to be deployed, as well as other assumptions related to Aquadrill’s future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require Aquadrill to adjust the deferred tax assets, liabilities, or valuation allowances. In addition, Aquadrill’s uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to Aquadrill’s deferred tax assets within Aquadrill’s Consolidated Balance Sheets.

Uncertain tax positions

Aquadrill recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While Aquadrill believes it has appropriate support for the positions taken on Aquadrill’s tax returns, it regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of Aquadrill’s provision for income taxes. At December 31, 2022 (Successor) and 2021 (Successor), Aquadrill’s uncertain tax position was $50.6 million and $48.2 million (inclusive of penalties and interest), respectively.

Unrecognized tax benefits

Aquadrill establishes liabilities for estimated tax exposures, and the provisions and benefits resulting from changes to those liabilities are included in Aquadrill’s annual tax provision along with related interest and penalties. Such tax exposures include potential challenges to permanent establishment positions, intercompany pricing, disposition transactions, and withholding tax rates and their applicability. These exposures may be affected by changes in applicable tax law or other factors, which could cause Aquadrill to revise its prior estimates, and are generally resolved through the settlement of audits within these tax jurisdictions or by judicial means. At December 31, 2022 (Successor) and 2021 (Successor), Aquadrill’s unrecognized tax benefits were $45.8 million and $41.2 million (exclusive of penalties and interest), respectively.

Property and equipment

Aquadrill applies significant judgment to account for Aquadrill’s property and equipment, consisting primarily of offshore drilling rigs and related equipment, related to estimates and assumptions for cost capitalization, useful lives, and residual values. At December 31, 2022 (Successor) and 2021 (Successor), the carrying amount of Aquadrill’s property and equipment was $371.6 million and $301.4 million, respectively, representing 64.1% and 48.3%, respectively, of Aquadrill’s total assets.

Capitalized costs

Aquadrill capitalizes the direct and incremental costs incurred for significant capital projects, such as rig upgrades and reactivation projects to enhance, improve and extend the useful lives of Aquadrill’s property and equipment and expense costs incurred to repair and maintain the existing condition of Aquadrill’s rigs. Capitalized costs increase the carrying amounts of, and depreciation expense for, the related assets, which also impact Aquadrill’s results of operations. During the year ended December 31, 2022 (Successor), Aquadrill made capital expenditures of $104.8 million, including long-term maintenance and other non-cash adjustments. For the period from May 25, 2021 through December 31, 2021 (Successor) Aquadrill made capital expenditures, including long-term maintenance, of $31.5 million and $8.1 million for the period from January 1, 2021 through May 24, 2021 (Predecessor).

Useful lives and salvage values

Aquadrill depreciates the cost of Aquadrill’s assets, less estimated residual value using the straight-line method over their estimated remaining economic useful lives. Aquadrill estimates useful lives and residual values by applying judgments and assumptions that reflect both historical experience and expectations regarding future operations, rig utilization and asset performance. Useful lives and residual values of rigs are difficult to estimate due to a variety of factors, including (a) technological advances that impact the methods or cost of oil and gas exploration and development, (b) changes in market or economic conditions and (c) changes in laws or regulations affecting the drilling industry. Applying different judgments and assumptions in establishing the useful lives and residual values would likely result in materially different net carrying amounts and depreciation expense for Aquadrill’s assets. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of Aquadrill’s floaters, when new, is 30 years. The estimated remaining economic useful life of Aquadrill’s rigs was updated on the Aquadrill Effective Date based on the respective rig’s estimated retirement year. Aquadrill reevaluates the remaining useful lives and residual value of Aquadrill’s drilling units when events occur which may impact Aquadrill’s assessment of their remaining useful lives and residual values. These include changes in the operating condition or functional capability of Aquadrill’s rigs, technological advances, changes in market and economic conditions as well as changes in laws or regulations affecting the drilling industry. At December 31, 2022 (Successor), a hypothetical one-year increase in the useful lives of all of Aquadrill’s rigs would cause a decrease in its annual depreciation expense of $0.3 million and a hypothetical one-year decrease would cause an increase in its annual depreciation expense of $0.3 million.

Long-lived asset impairment

The carrying values of Aquadrill’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount an asset held and used may no longer be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, declines in dayrates or utilization, cancellations of contracts or credit concerns of multiple customers. During periods of oversupply, Aquadrill may idle or stack rigs for extended periods of time or it may elect to sell certain rigs for scrap, which could be an indication that an asset group may be impaired since supply and demand are the key drivers of rig utilization and Aquadrill’s ability to contract Aquadrill’s rigs at economical rates. Aquadrill’s rigs are mobile units, equipped to operate in geographic regions throughout the world and, consequently, Aquadrill may mobilize rigs from an oversupplied region to a more lucrative and undersupplied region when it is economical to do so.

Cash flows used in recoverability assessments are prepared for each rig and based on the assumptions which are developed in the annual budgeting process and Aquadrill’s five-year plan. These include assumptions about long-term day rates by rig, long-term economic utilization, contract probabilities, operating expenses, estimated maintenance and inspection costs, reactivation costs and timing for the cold stacked rigs, and recycling probability. The recycling assumption was based on Aquadrill’s estimates of the internal rate of return following the reactivation, the length of time rigs being cold stacked and assumptions relating to the remaining useful life of the rigs.

Aquadrill’s assumptions about future dayrates and contract probabilities, which are also considered key assumptions, were based on independent market reports for the drilling industry. Aquadrill assumed that day rates would remain constant after 2025. Reactivation timing of cold stacked rigs and recycling probabilities were also considered to be key assumptions and an area of significant management judgement. Assumptions about operating expenses, capital expenditure, stacking and reactivation costs, were based on contractual rates and historical information.

Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by Aquadrill’s assets and reflect Aquadrill’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of Aquadrill’s assets which could materially affect Aquadrill’s results of operations.

No indicators of impairment were identified for the period ended December 31, 2022 (Successor).